Mail Stop 4561

May 7, 2010

J. Andrew Damico
President and CEO
IntraLinks Holdings, Inc.
150 East 42nd Street, 8th Floor
New York, NY 10017

> **Re: IntraLinks Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed on April 12, 2010**
> **Fine No. 333-165991**

Dear Mr. Damico:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Summary

Overview, page 1

2.   It appears from your prospectus disclosure that you intend to use a portion of the
        proceeds of this offering to partially repay the debt that you incurred in connection with
        the merger that you completed in 2007. Please revise the first or second page of your
        summary discussion to highlight your outstanding debt, the amount you intend to repay
        with proceeds from this offering, and the portion of the funds raised from public investors
        you estimate will be available to finance the expansion or improvement of your business.

3.   With respect to any third-party statements in your prospectus, such as the market data
        attributed to Gartner and IDC in the prospectus summary, please supplementally provide
        us with support for such statements. To expedite our review, please clearly mark each
        source to highlight the applicable portion or section containing the information and cross-
        reference it to the appropriate location in the prospectus. Also, supplementally tell us
        whether the source of the data is publicly available and whether you commissioned the
        referenced sources.

The Offering, Page 5

4.   Please expand your discussion under "Use of Proceeds" here and on page 28 to disclose
        the approximate amount of proceeds that you will devote to reducing existing
        indebtedness. In addition, please revise your disclosure on page 28 to disclose the
        interest rate and maturity of the indebtedness to be repaid. Refer to Item 504 of
        Regulation S-K and Instruction 4 thereto.

Summary Consolidated Financial Data, page 6

5.   We note your presentation here and throughout your filing, as well as the discussion of
        the results of operations for "Combined" 2007 results in your MD&A. We also note your
        disclosure that these "Combined" amounts do not include any pro forma adjustments to
        give effect to the merger. Please tell us how you concluded that this presentation was
        appropriate. Please note that a supplemental presentation and discussion based on "pro
        forma" financial information should be prepared in accordance with Article 11 of
        Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should
        be reflected in the presentation as opposed to merely combining information for the pre-
        and post-merger periods. Also note that the presentation requirements contained in
        Article 11 should be provided.

Risk Factors, page 8

6.   We note your statement in the introductory paragraph that: "The risks below are not the
        only ones we face. Additional risks that we currently do not know about or that we

currently believe to be immaterial might also impair our business." Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

Selected Consolidated Financial Data, page 33

7.   Please revise to label the Consolidated Financial Data as "Predecessor" and "Successor."

8.   Please tell us how you considered including pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

9.   We note that you have provided disclosure in your results of operations discussion about the effect of certain trends in your industry on your revenues. Please tell us what consideration you gave to expanding your Management's Discussion overview to include a discussion of the most important matters on which your management is focused in evaluating your financial condition and operating performance in order to facilitate investors' understanding of the discussion and analysis of your financial statements. Refer to Section III.A of Release No. 33-8350.

Key Metrics, page 36

10.   We note your disclosure that "Adjusted EBITDA" permits investors to "gain an understanding of the factors and trends affecting your ongoing cash earnings, from which capital investments are made and debt is serviced." It would appear that you are trying to convey information regarding your liquidity and cash generation. If this is intended as a liquidity measure, please explain to us why you chose to reconcile the measure to net income.

11.   Please revise to explain why you believe "Adjusted EBITDA" allows investors to "make a more meaningful comparison between [y]our core business operating results." In this regard, we note that you should specifically define any reference to "core business operating results" as companies and investors may differ as to what this term represents and how it should be determined.

Application of Critical Accounting Policies

Stock-Based Compensation, page 44

12.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

13.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

14.   We note that your disclosures appear to attach significant meaning to the original valuations as of June 30, 2009. You appear to argue for the accuracy of these valuations so it is unclear the amount of emphasis readers should place on these as compared to the more recent retrospective valuations which superseded the June 30, 2009 valuation. Please revise your disclosures to limit your discussion of the original valuation to be more consistent with their current function and to make it clear that you believe the subsequent valuations are now a more appropriate measure of fair value.

15.   We note your reference to a third-party valuation firm on page 46. Please describe the nature and extent of the third-party valuation firm's involvement in your determination of the fair value of your common stock. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

16.   Please revise to disclose, in greater detail, the significant factors considered and assumptions made in determining the fair value of the underlying common stock. Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations. You should address the assumptions used to determine your enterprise value (income and market approach) and the assumptions used in your probability-weighted expected return valuation. Your disclosures should include quantitative information regarding your assumptions including, but not limited to, growth rates, discount rates, market multiples, lack of marketability discounts and any other assumptions that management believes are material.

17.   Your disclosure on page 47 indicates that you reassessed the December 31, 2009 valuation during the preparation of your financial statements based on the "current likelihood of an initial public offering" and appears to indicate that the valuations had the

"benefit of hindsight." Please tell us how you concluded that it was appropriate to consider hindsight when reassessing the December 31, 2009 valuation and tell us how you considered paragraph 86 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

18.   When you calculate your estimated IPO price, please revise to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

19.   Tell us whether you granted any options or restricted stock subsequent to the most recent balance sheet date presented in the registration statement. If you have granted options or restricted stock after this date, please revise your disclosure to include the expected impact the additional grants will have on your financial statements through the end of fiscal 2010. Additionally, continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Results of Operations, page 51

20.   We note that, in your discussion of enterprise revenue, you refer to an increase in your installed base, larger contract values and higher renewal levels. We also note that, in your discussion of M&A revenue, you refer to lower transaction volumes. Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources

Financing Activities, page 64

21.   We note your disclosure that your First Lien Credit Agreement requires mandatory prepayments based on "excess free cash flow." Please revise your disclosures to define "excess free cash flow." You should also disclose any known or reasonably likely cash requirements associated with the prepayment obligations (i.e. excess free cash flows). We refer you to Section IV of SEC Release No. 33-8350.

Business

Our Growth Strategies, page 76

22.   Discuss here and in your Management's Discussion any costs incurred to date, as well as anticipated costs, in connection with your growth strategies.

Our Technology, page 79

23.   We note that the IntraLinks Platform is hosted in two data centers provided by SunGard Availability Services. We further note that you have not filed any agreements with SunGard Availability Services. Please provide us with your analysis as to whether you are required to file any agreements with SunGard Availability Services as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Our Customers, page 79

24.   We note the case studies discussed on pages 80 and 81. Please supplementally advise us of the names of the customers discussed in these case studies and tell us whether these customers have reviewed the corresponding disclosure. We may have further comment.

Intellectual Property, page 83

25.   Please disclose the duration of the patents you identify in this section. Refer to Item 101(c)(1)(iv).

Management

Executive Officers, Key Employees and Directors, page 85

26.   Please identify the specific experience, qualifications, attributes or skills of Mr. Damico that led your board of directors to conclude that he should serve as a director. Refer to Item 401(e) of Regulation S-K.

Composition of our Board of Directors

Director Independence, page 89

27.   We note your statement in this section that since you have not yet applied to have your shares listed on a stock exchange, your board has not yet made a determination regarding the independence of your directors. Please note that non-listed registrants are required to provide disclosure regarding director independence using a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Please revise your

prospectus accordingly. Refer to Item 11(n) of Form S-1 and Item 407(a)(1)(ii) of Regulation S-K. See also Section V.D of Release No. 33-8732A.

Compensation Discussion and Analysis

Annual Incentive Compensation, page 94

28.   Please advise why you have not disclosed the corporate performance targets in effect for your 2009 annual incentive plan. If you are relying on Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis as to how disclosure of historical financial targets would cause you competitive harm.

Certain Relationships and Related Party Transactions

Customer Agreements, page 113

29.   Please tell us if you have any contracts with TA Associates or Rho Capital Partners related to their use of the IntraLinks platform. If so, please provide your analysis as to whether such contracts should be filed as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Market and Industry Data and Forecasts, page 129

30.   We note your statements in this section that you "have not independently verified" the third-party data in your prospectus. Please note that if you choose to utilize industry data in a prospectus, you adopt such information and are responsible for the content. Accordingly, please revise the text in this section as necessary so that you do not suggest that you could lack a reasonable belief as to the completeness and accuracy of the industry data you elect to include in the filing. Also, we note the statement at the end of this section that "this prospectus may only be used for the purposes for which it has been published." We are unclear as to the intent and effect of this statement. Please clarify what you believe to be permissible and impermissible uses of this prospectus as well as the basis for your belief that it is appropriate for you to restrict how the prospectus may be used.

Consolidated Financial Statements

Note 1. Organization and Description of Business, page F-9

31.   It appears that certain owners of the Predecessor also have ownership in the Successor. Provide us with an analysis that identifies the owners and provides the related ownership percentages of both the Predecessor and Successor and highlight any common ownership. Indicate the shareholder(s) that controlled each entity and support your conclusion that a change in control occurred.

Note 2. Summary of Significant Accounting Policies

Comprehensive (Loss) Income, page F-12

32.   Please tell us how you considered the requirement to disclose accumulated balances for
        each classification in Other Comprehensive (Loss). Refer to ASC 220-10-45-14.

Note 8. Income Taxes, page F-24

33.   We note the tabular presentation of the deferred tax assets and deferred tax liabilities on
        page F-26. Please tell us how your disclosures comply with ASC 740-10-50-2. In this
        regard, we note that your current disclosures appear to comingle deferred tax assets and
        liabilities.

34.   Given that you have a history of pre-tax losses, please describe the specific factors that
        you considered when determining that a valuation allowance against your deferred tax
        assets was not required. Please describe, in reasonable detail, the nature of the positive
        and negative evidence that you considered when assessing the likelihood of realizing the
        deferred tax assets and indicate how the positive and negative evidence was weighted.
        Refer to ASC 740-10-30-16 through 25.

Note 9. Debt and Derivative Financial Instrument

Derivative Financial Instrument, page F-31

35.   We refer to your disclosure which states that the fair value of the interest swap derivative
        is derived from dealer quotes and by incorporating a credit valuation adjustment. Please
        describe how you determined the amount of the credit valuation adjustment.

Item 15. Recent Sales of Unregistered Securities

Issuances of Capital Stock, page II-2

36.   In accordance with Item 701(d) of Regulation S-K, please briefly state the facts as to why
        the unregistered sales of securities were exempt under Section 4(2) and Regulation D of
        the Securities Act of 1933.

                          *   *   *   *   *

        As appropriate, please revise your registration statement in response to these comments.
Please provide us with marked copies of the amendment to expedite our review. Please also
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested additional information. Detailed cover letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 355-3333
         Stephen M. Davis, Esq.
         Goodwin Procter LLP